Filed pursuant to General Instruction II.L. of

Form F-10; File No. 333-213603

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated September 20, 2016 to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and the short form base shelf prospectus dated September 20, 2016 to which it relates, constitutes a public offering of these securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Prospectus Supplement to Short Form Base Shelf Prospectus Dated September 20, 2016

New Issue	September 30, 2016

Bell Canada

$4,000,000,000

MTN Debentures

(Unsecured)

Unconditionally guaranteed as to payment of principal,

interest and other payment obligations by BCE Inc.

Unsecured debentures (the “MTN Debentures”) of Bell Canada (the “Corporation” or “Bell Canada”) may be offered under this prospectus supplement (the “Prospectus Supplement”) from time to time in one or more series in an aggregate amount of up to $4,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) calculated on the basis of the principal amount of the MTN Debentures issued by Bell Canada, in the case of interest bearing MTN Debentures, or on the basis of gross proceeds received by Bell Canada, in the case of non-interest bearing MTN Debentures, during the 25-month period that the short form base shelf prospectus of Bell Canada dated September 20, 2016 (the “Prospectus”), including any amendments thereto, remains valid. Such aggregate principal amount is subject to reduction as a result of the sale by Bell Canada of other debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness or other instruments (collectively, the “Debt Securities” and each, individually, a “Debt Security”) pursuant to another prospectus supplement to the Prospectus into which this Prospectus Supplement is incorporated.

The offering of the MTN Debentures will be made pursuant to the medium-term debenture program of Bell Canada. The MTN Debentures will have maturities of more than one year and will be either interest bearing MTN Debentures or non-interest bearing MTN Debentures and will be issued at par (100% of the principal amount thereof), at a discount or at a premium. The MTN Debentures will be unsecured, will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada and will be issued under a trust indenture. See “Details of the MTN Debentures”. Payment of principal, interest and other payment obligations will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by BCE Inc. (the “Guarantor” or “BCE”). See “Details of the MTN Debentures – Guarantee”.

The MTN Debentures may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of MTN Debentures (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate

(either fixed or floating, and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayment, exchange or conversion provisions (if any), the repayment terms, the name and compensation of the agents, underwriters or dealers, the method of distribution, the form (either global or definitive) and the actual net proceeds to Bell Canada) will be set forth in one or more pricing supplements (each a “Pricing Supplement”) which will accompany this Prospectus Supplement. Bell Canada also reserves the right to include in a Pricing Supplement specific variable terms pertaining to the MTN Debentures which are not within the options and parameters set forth in this Prospectus Supplement.

Rates on Application

The MTN Debentures will be offered by one or more of Barclays Capital Canada Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. pursuant to the Dealer Agreement referred to under the heading “Plan of Distribution”, or by such other investment dealers as may be selected from time to time by Bell Canada (collectively, the “Dealers” and each, individually, a “Dealer”). The Dealers shall act as Bell Canada’s agents or as principals, as the case may be, subject to confirmation by Bell Canada pursuant to the Dealer Agreement. The rate of compensation payable in connection with the sale of the MTN Debentures by the Dealers will be as determined by agreement between Bell Canada and the Dealers. MTN Debentures may be purchased from time to time by any of the Dealers, as an underwriter or dealer purchasing as principal, at such prices and at such rates of compensation as may be agreed upon by Bell Canada and any such Dealers, for resale to the public at prices to be negotiated with purchasers. Such resale prices may vary during the distribution period and as between purchasers. In connection with this offering, the Dealers may, subject to applicable law, over-allot or effect transactions intended to fix or stabilize the market price of the MTN Debentures at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Each Dealer’s compensation will be increased or decreased by the amount by which the aggregate price paid for the MTN Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Dealers, acting as principal, to Bell Canada. Bell Canada may also offer MTN Debentures to one or more purchasers, directly, at such prices and terms as may be negotiated with any such purchasers. Sales of MTN Debentures in the United States will only be made to institutional investors that satisfy exemptions from applicable state securities registration requirements or in other transactions not subject to state securities registration requirements.

The MTN Debentures will not be listed on any securities exchange. Consequently, there is no market through which the MTN Debentures may be sold and purchasers may not be able to resell the MTN Debentures purchased under this Prospectus Supplement. This may affect the pricing of the MTN Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the MTN Debentures and the extent of issuer regulation. See “Risk Factors” in the Prospectus.

Certain legal matters relating to the offering of MTN Debentures will be passed upon by Mr. Michel Lalande, Senior Vice-President – General Counsel and Corporate Secretary of Bell Canada, Stikeman Elliott LLP and Sullivan & Cromwell LLP on behalf of the Corporation and on behalf of the Dealers by McCarthy Tétrault LLP and Shearman & Sterling LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

All of the Dealers, except Casgrain & Company Limited, are subsidiaries or affiliates of lenders that have made credit facilities available to Bell Canada and its related issuers. Accordingly, Bell Canada may be considered to be a connected issuer of such Dealers for purposes of applicable Canadian securities laws. See “Plan of Distribution”.

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Bell Canada and BCE are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. BCE prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Owning the MTN Debentures may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement or any applicable Pricing Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and in any applicable Pricing Supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Bell Canada and BCE are incorporated in Canada, some of their officers and directors and some of the experts named in this Prospectus Supplement are Canadian residents, and a substantial portion of Bell Canada’s and BCE’s assets is located in Canada.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the MTN Debentures, or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus only for the purposes of the offering of the MTN Debentures. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

One or more Pricing Supplements containing the specific terms of an offering of MTN Debentures will be delivered to purchasers of such MTN Debentures together with this Prospectus Supplement and the Prospectus and will be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus as of the date of such Pricing Supplement only for the purposes of the offering of the MTN Debentures covered by such Pricing Supplement.

Any statement contained in the Prospectus, in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference into the Prospectus for purposes of the offering of the MTN Debentures will be deemed to be modified or superseded for purposes of the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus for the purposes of the offering of the MTN Debentures modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus.

Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102 — Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to in the Prospectus; and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to BCE’s interim unaudited and annual audited consolidated financial statements, and will be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus for the purposes of the offering of MTN Debentures.

USE OF PROCEEDS

The net proceeds from the issue of the MTN Debentures will be the issue price less any compensation of the Dealers and expenses of issue paid in connection therewith. Such net proceeds cannot be estimated, as the amount will depend on the extent to which MTN Debentures are issued and the prices and terms of issuance. The maximum aggregate amount of MTN Debentures will not exceed $4,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) calculated on the basis of the principal amount of the MTN Debentures issued by Bell Canada, in the case of interest bearing MTN Debentures, or on the basis of the gross proceeds received by Bell Canada, in the case of non-interest bearing MTN Debentures. Such amount is subject to reduction as a result of the sale by Bell Canada of other Debt Securities pursuant to another prospectus supplement to the Prospectus. The MTN Debentures may be issued by Bell Canada from time to time during the 25-month period that the Prospectus, including any amendments thereto, remains valid.

Unless otherwise specified herein or in a Pricing Supplement, the net proceeds resulting from the issue of the MTN Debentures may be used for repayment of indebtedness, to fund capital expenditures or acquisitions or for other general corporate purposes. The expenses of offerings and commissions under this Prospectus Supplement will be paid out of Bell Canada’s general funds.

PLAN OF DISTRIBUTION

Pursuant to a dealer agreement dated September 30, 2016 (the “Dealer Agreement”) between Bell Canada and the Dealers, the Dealers are authorized, as agents of Bell Canada, for such purpose only, to solicit offers from time to time to purchase MTN Debentures (i) in each of the provinces of Canada, directly and through other investment dealers approved by Bell Canada, (ii) in the United States, through registered broker-dealer affiliates of the Dealers, and (iii) in other jurisdictions with the prior written approval of Bell Canada. The rate of compensation payable in connection with sales by the Dealers of MTN Debentures will be as determined by agreement between Bell Canada and the Dealers.

The Dealer Agreement also provides that MTN Debentures may be purchased from time to time by any of the Dealers as an underwriter or dealer purchasing as principal, at such prices and at such rates of compensation as may be agreed upon between Bell Canada and such Dealers, for resale to the public in Canada at prices to be negotiated with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. Each Dealer’s compensation will be increased or decreased by the amount by which the aggregate price paid for the MTN Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Dealers, acting as principals, to Bell Canada. If any of the Dealers act as an underwriter in purchasing MTN Debentures as principal for resale to the public, the obligations of the underwriter(s) to purchase such MTN Debentures and the obligations of Bell Canada to sell such MTN Debentures will be subject to certain conditions precedent, and the underwriter(s) will be obligated to purchase all such MTN Debentures offered if any of such MTN Debentures are purchased.

Bell Canada may also from time to time (i) select one or more additional investment dealers to offer MTN Debentures pursuant to the Dealer Agreement, (ii) enter into separate agreements with investment dealers, including investment dealers other than the Dealers mentioned herein, to solicit offers to purchase MTN Debentures and (iii) offer the MTN Debentures to one or more purchasers directly, in each of the Provinces of Canada, the United States, and any other jurisdiction, at such prices and terms as may be negotiated by Bell Canada with any such purchasers, subject to certain restrictions as to timing.

Bell Canada and the Dealers have agreed to indemnify each other against certain liabilities, including liabilities under Canadian provincial securities legislation and the U.S. Securities Act of 1933, as amended.

All of the Dealers, except Casgrain & Company Limited, are subsidiaries or affiliates of lenders (the “Lenders”) that have made credit facilities (the “Credit Facilities”) available to Bell Canada and its related issuers. As at June 30, 2016, a total amount of approximately $1,398.1 million was outstanding under the Credit Facilities. Accordingly, Bell Canada may be considered to be a connected issuer to the Dealers, other than Casgrain & Company Limited, for purposes of securities laws in certain Canadian provinces. Bell Canada and its related issuers are not and have not been in default of their respective obligations to the Lenders under the Credit Facilities. The proceeds to be received by Bell Canada from the offering of MTN Debentures under this Prospectus Supplement may, from time to time, be used to reduce indebtedness under the Credit Facilities. The decision to distribute MTN Debentures will be made by Bell Canada and the terms and conditions of distribution will be determined through negotiations between Bell Canada and the Dealers. The Lenders will not have any involvement in such decision and will not have any involvement in such determination. None of the Dealers will receive any benefit from the offering of MTN Debentures other than its portion of the remuneration payable by Bell Canada on the principal amount of the MTN Debentures sold through or to such Dealers. Certain of the Dealers or their affiliates have in the past engaged, and may in the future engage, in transactions with, and perform services, including commercial banking, financial advisory and investment banking services, for, Bell Canada and its related issuers in the ordinary course of business for which they have received or may receive customary compensation.

In accordance with rules and policy statements of certain Canadian securities regulators, the Dealers may not, throughout the period of distribution of a series of MTN Debentures, bid for or purchase such series of MTN Debentures. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such series of MTN Debentures. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the Dealers may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Dealers in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a particular series of MTN Debentures and short positions created by the Dealers involving the sale by the Dealers of a greater number of MTN Debentures of such series than may be offered by Bell Canada in the offering. These activities may stabilize, maintain or otherwise affect the market price of the MTN Debentures, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Bell Canada and, if applicable, the Dealers reserve the right to reject any offer to purchase MTN Debentures in whole or in part. Bell Canada also reserves the right to withdraw, cancel or modify the offering of MTN Debentures under this Prospectus Supplement without notice.

DETAILS OF THE MTN DEBENTURES

The following description of the MTN Debentures is a summary of certain of their material attributes and characteristics, which does not purport to be complete in every detail and is qualified in its entirety by reference to the MTN Indenture (as defined below). The terms and conditions set forth in this “Details of the MTN Debentures” section will apply to each MTN Debenture unless otherwise specified in the applicable Pricing Supplement. The following summary uses words and terms which have been defined in the Prospectus and the MTN Indenture. For full particulars of the terms of the MTN Debentures, reference is made to the Prospectus and the MTN Indenture.

General

The MTN Debentures will have maturities of more than one year and will either be interest bearing MTN Debentures or non-interest bearing MTN Debentures and will be issued at par (100% of the principal amount thereof), at a discount or at a premium. The MTN Debentures will be issued in minimum denominations of $1,000 and integral multiples thereof in Canadian currency, or such other currencies or denominations as may be determined at the time of issue and as specified in the applicable Pricing Supplement.

The specific variable terms of any offering of MTN Debentures (including, where applicable and without limitation, the specific designation, the aggregate principal amount of MTN Debentures being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayment, exchange or conversion provisions (if any), the repayment terms, the name and compensation of the Dealers, the method of distribution, the form (either global or definitive), and the actual net proceeds to Bell Canada) will be set forth in a Pricing Supplement. Bell Canada also reserves the right to include in a Pricing Supplement specific variable terms pertaining to the MTN Debentures which are not within the options and parameters set forth in this Prospectus Supplement.

The MTN Debentures will be unsecured and unsubordinated obligations of Bell Canada, will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada and will be issued under a trust indenture dated as of November 28, 1997 executed by Bell Canada in favour of CIBC Mellon Trust Company (the “Trustee”), as trustee and under a first supplemental trust indenture between the same parties bearing formal date of July 12, 1999 (the “First Supplemental Trust Indenture”) and under a second supplemental trust indenture dated February 1, 2007 among Bell Canada, the Trustee and BCE, as Guarantor (the “Second Supplemental Trust Indenture”), as subsequently amended and supplemented from time to time (the trust indenture dated as of November 28, 1997, the First Supplemental Trust Indenture and the Second Supplemental Trust Indenture, as subsequently amended and supplemented from time to time, being hereinafter collectively referred to as the “MTN Indenture”). The MTN Debentures will be issued at rates of interest, if any, and at prices determined by Bell Canada from time to time based on a number of factors, including market conditions and advice from the Dealers.

Under the MTN Indenture, Bell Canada has the right, without the consent of the holders of MTN Debentures, to issue MTN Debentures with terms different from MTN Debentures previously issued or to reopen a previously issued series of MTN Debentures and issue additional MTN Debentures of the same series having terms identical to the previously issued MTN Debentures of the same series.

The MTN Indenture also provides that all MTN Debentures issued on or after July 12, 1999 shall, unless otherwise specified in the Corporation Order (as defined in the MTN Indenture) creating each specific series of MTN Debentures, be redeemable, at Bell Canada’s option, in whole at any time or in part from time to time, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the “Canada Yield Price” (as defined below) and the principal amount of the MTN Debentures, together in each case with all unpaid interest accrued up to but excluding the date fixed for redemption.

Guarantee

The Guarantor has irrevocably and unconditionally guaranteed the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the MTN Indenture existing at the time the Guarantor entered into such guarantee and, unless otherwise provided in a supplemental trust indenture, incurred thereafter (the “Guarantee”). Such Guarantee therefore includes all of the payment obligations of Bell Canada under the MTN Debentures in accordance with the terms of such MTN Debentures and as provided in the Guarantee pursuant to the MTN Indenture. The Guarantor has agreed that its obligations under the Guarantee shall be irrevocable and unconditional, irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of the Guarantee or the liabilities of Bell Canada guaranteed thereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada of the MTN Debentures; or (iii) any other fact or circumstance which might otherwise constitute a defense to a guarantee. The Guarantor has no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada, nor any right of recourse to security for its obligations under the Guarantee, unless and until all MTN Debentures have been finally and irrevocably paid in full. The obligations of the Guarantor under the MTN Indenture and the Guarantee shall be continuing obligations. The liability of the Guarantor shall be discharged or satisfied only upon full payment and performance by either Bell Canada or the Guarantor of all the payment obligations of Bell Canada under the MTN Debentures.

Form of MTN Debentures

Unless otherwise specified in the applicable Pricing Supplement, the MTN Debentures will be issued in the form of fully registered global debentures (the “Global Debentures”) held by, or on behalf of, CDS Clearing and Depository Services Inc. or a successor thereof (“CDS”), and will be registered in the name of CDS or its nominee.

Direct and indirect participants of CDS, including The Depositary Trust Company (“DTC”), Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) will record beneficial ownership of the MTN Debentures on behalf of their respective accountholders. Purchasers of MTN Debentures represented by Global Debentures will not receive MTN Debentures in definitive form unless Bell Canada, in its sole discretion, elects to prepare and deliver definitive MTN Debentures (the “Definitive MTN Debentures”) in fully registered form. Furthermore, upon the occurrence of certain stated events, if CDS notifies Bell Canada that it is unwilling or unable to continue as a depository in connection with a Global Debenture, or if CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository, and Bell Canada is unable to find a qualified successor, or if Bell Canada elects, in its sole discretion, to terminate the book-entry system in respect of a Global Debenture, Bell Canada will arrange to have issued and delivered to participants of CDS, on behalf of beneficial owners, Definitive MTN Debentures in fully registered form.

Beneficial interests in Global Debentures, constituting ownership of the MTN Debentures, will be represented through book-entry accounts of institutions (including the Dealers) acting on behalf of beneficial owners, as direct and indirect participants of CDS. Direct and indirect participants of CDS, including DTC, Euroclear and Clearstream, Luxembourg, will record beneficial ownership of the MTN Debentures on behalf of their respective accountholders. Each purchaser of an MTN Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Dealer(s) from whom the MTN Debenture is purchased in accordance with the practices and procedures of the Dealer(s). Such practices may vary between Dealers, but generally, customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures. The rights of beneficial owners of Global Debentures shall be limited to those established by applicable law and any agreements between CDS and its participants, and between such participants and the beneficial owners of Global Debentures, and must be exercised through a participant in accordance with the rules and procedures of CDS.

Transfer of MTN Debentures

Transfers of beneficial ownership of MTN Debentures represented by Global Debentures will be effected through records maintained by CDS or its nominee for such Global Debentures (with respect to interests of its direct participants) and through the records of participants (with respect to interests of persons other than its direct participants). Unless Bell Canada prepares and delivers Definitive MTN Debentures as described above under “Form of MTN Debentures”, beneficial owners who are not participants in CDS’ book-entry system, but who desire to purchase, sell or otherwise transfer ownership of, or other interest in, Global Debentures, may do so only through participants in CDS’ book-entry system.

The ability of a beneficial owner of an interest in a Global Debenture to pledge or otherwise take action with respect to such owner’s interest in a Global Debenture (other than through a participant of CDS) may be limited by reason of not holding a certificate registered in such owner’s name.

If applicable, registered holders of Definitive MTN Debentures may transfer such Definitive MTN Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Definitive MTN Debentures to any of the principal offices of the Trustee in Montréal or Toronto or in any other city which may be designated by Bell Canada, whereupon new Definitive MTN Debentures will be issued in authorized denominations in the same aggregate principal amount as the Definitive MTN Debentures so transferred and registered in the names of the transferees.

The Trustee shall not be required to register any transfer of a Definitive MTN Debenture on any interest payment date or during the ten business days preceding any interest payment date.

DTC, Euroclear and Clearstream, Luxembourg

Debentureholders may hold their MTN Debentures through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.

DTC, Euroclear and Clearstream, Luxembourg will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of CDS. All securities in DTC, Euroclear and Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of MTN Debentures by persons holding through Euroclear or Clearstream, Luxembourg participants will be effected through CDS, in accordance with CDS rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of transfer instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transfer meets its requirements, deliver instructions to its depositaries to take action to effect the transfer of the MTN Debentures on its behalf by delivering MTN Debentures through CDS and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the MTN Debentures held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

All information in this Prospectus Supplement on CDS, DTC, Euroclear and Clearstream, Luxembourg, reflects Bell Canada’s understanding of the policies of such organizations which may change at any time without notice.

Redemption

Unless otherwise specified in the applicable Pricing Supplement, Bell Canada will be entitled, at its option, to redeem the MTN Debentures of any series, in whole at any time or in part from time to time, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the Canada Yield Price (as defined below) and the principal amount of the MTN Debentures, together in each case with unpaid interest accrued up to but excluding the date fixed for redemption. Unless otherwise specified in the applicable Pricing Supplement, in the case of partial redemption, the particular MTN Debentures of a series to be redeemed shall be selected by the Trustee from the outstanding securities of such series not previously called for redemption by such method as it shall deem equitable and which may provide for the selection for redemption of portions (equal to $1,000 or a multiple thereof) of the principal of securities of a denomination larger than $1,000.

The MTN Indenture defines the following terms substantially as follows:

“Canada Yield Price” means, with respect to an MTN Debenture, a price equal to the price of the MTN Debenture, calculated on the business day preceding the day on which the redemption is authorized by Bell Canada, to provide a yield from the date fixed for redemption to the maturity date with respect to the principal of such MTN Debenture, equal to the “Government of Canada Yield”, plus 0.05%, or such other percentage as may be set forth in a Pricing Supplement; and

“Government of Canada Yield” means, with respect to an MTN Debenture, the simple average of the yields, determined by two registered Canadian investment dealers selected by the Trustee and approved by Bell Canada who are independent of Bell Canada, as being the yield from the date fixed for redemption to the maturity date with respect to the principal of such MTN Debenture, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to the maturity date with respect to the principal of such MTN Debenture.

The MTN Debentures will not be redeemable at the option of the holder prior to maturity unless otherwise specified in the applicable Pricing Supplement. A Pricing Supplement may specify that an MTN Debenture will be redeemable at the option of the holder on a date or dates specified prior to maturity at a price or prices as set out in the Pricing Supplement, together with all unpaid interest accrued up to but excluding the date fixed for redemption.

Payment of Principal and Interest

Payments of principal of and premium, if any, and interest, if any, on each Global Debenture will be made to CDS or its nominee, as the case may be, as registered holder of the Global Debenture. As long as CDS or its nominee is the registered holder of a Global Debenture, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Debenture for the purpose of receiving payments of principal of and premium, if any, and interest, if any, on the Global Debenture and for all other purposes under the Global Debenture. The record date for the payment of interest will be a day no earlier than the day on which the Trustee shall cease to register the transfer of MTN Debentures as provided in the MTN Indenture. Interest payments on Global Debentures will be delivered to CDS or its nominee, as the case may be.

Bell Canada understands that CDS or its nominee, upon receipt of any payment of principal and premium, if any, or interest, if any, in respect of a Global Debenture, will credit its participants’ accounts, on the date the principal and premium, if any, or interest, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Debenture as shown on the records of CDS or its nominee. Bell Canada also understands that payments of principal and premium, if any, or interest, if any, by participants of CDS to the beneficial owners in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. The responsibility and liability of Bell Canada in respect of payments on Global Debentures is limited solely and exclusively, while the MTN Debentures are in Global Debenture form, to making payment of principal and premium, if any, and interest, if any, due on such Global Debenture to CDS or its nominee. Bell Canada will not have any responsibility or liability for any aspect of the records relating to beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If Definitive MTN Debentures are issued instead of and in the place of Global Debentures, payments of principal and premium, if any, and interest, if any, will be made by Bell Canada or by the Trustee as paying agent for Bell Canada.

If the due date for payment of any principal of and premium, if any, or interest, if any, on any MTN Debenture is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such MTN Debentures will not be entitled to any further interest or other payment in respect of such delay.

The MTN Debentures, if interest bearing, will be issued as floating rate MTN Debentures or as fixed rate MTN Debentures. The following terms of MTN Debentures that bear interest at a fixed rate (“Fixed Rate MTN Debentures”) will apply unless otherwise specified in the applicable Pricing Supplement.

Each Fixed Rate MTN Debenture will bear interest from the later of the date of such MTN Debenture and the last interest payment date to which interest shall have been paid or made available for payment on such MTN Debenture provided that, in respect of the first interest payment date after the issuance thereof, each Fixed Rate MTN Debenture will bear interest from the date of such MTN Debenture. The interest rate will be specified in the applicable Pricing Supplement.

Interest on each Fixed Rate MTN Debenture will be payable semi-annually on such dates as are specified in the applicable Pricing Supplement. Interest payments on each interest payment date for Fixed Rate MTN Debentures will include interest accrued to, but excluding, such interest payment date.

For any MTN Debentures denominated in Canadian dollars, although Bell Canada will make all payments of principal and interest on the MTN Debentures in Canadian dollars, holders of MTN Debentures held through DTC will receive such payments in U.S. dollars. Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of MTN Debentures held through DTC who receive payments in U.S. dollars. Holders of MTN Debentures held through DTC may elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC.

Covenants

The MTN Indenture contains covenants to the following effect:

(1) Limitation on Liens. Subject to the exception set forth in paragraph (2) below, Bell Canada will not issue, assume or guarantee any Debt secured by, and will not after the date of the MTN Indenture secure any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired), without in any such case effectively providing concurrently therewith that the MTN Debentures (together with any other Debt of Bell Canada which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured equally and rateably with such Debt; provided, however, that the foregoing restrictions shall not apply to Debt secured by:

(i)	Purchase Money Mortgages;

(ii)

Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Bell Canada or at the time of a sale, lease or other disposition to Bell Canada of the properties of a corporation as an entirety or substantially as an entirety;

(iii)	Mortgages on current assets of Bell Canada securing Current Debt of Bell Canada; or

(iv)

any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) or (ii) or any Mortgage existing at the date of the MTN Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

(2) Additional Permitted Liens. In addition to Mortgages permitted by paragraph (1) above, Bell Canada may issue, assume or guarantee any Debt secured by, or secure after the date of the MTN Indenture any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired) if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of Bell Canada permitted only by this paragraph (2) does not at such time exceed 5% of the Net Worth of Bell Canada.

The terms “Current Debt”, “Debt”, “Mortgage”, “Net Worth of Bell Canada” and “Purchase Money Mortgage” are defined in the MTN Indenture.

Consolidation, Merger, Conveyance or Transfer

The MTN Indenture provides that Bell Canada will not consolidate with, amalgamate with or merge into any other person and will not transfer or convey its properties and assets as a whole or substantially as a whole to any person, unless (i) the successor corporation or person that acquires all or substantially all the assets of Bell Canada is a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof and expressly assumes all of the covenants to be performed by Bell Canada under the Indenture (except where such assumption is deemed to have occurred by the sole operation of law), and (ii) immediately after giving effect to such transaction, no event of default under the MTN Indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the MTN Indenture, shall have happened and be continuing.

Events of Default

The MTN Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of five days; (ii) default in the payment of any instalment of interest on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund instalment on any MTN Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the MTN Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the MTN Debentures at the time outstanding; (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days; and (vi) default, as defined in one or more instruments evidencing indebtedness for borrowed money of Bell Canada, shall happen and be continuing in relation to indebtedness in excess of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of Bell Canada, and (a) shall consist of a failure to make any payment of principal at maturity or (b) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable.

If an event of default has occurred under the MTN Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the MTN Debentures issued and outstanding under the MTN Indenture, subject to any waiver of default under the MTN Indenture, by notice in writing to Bell Canada declare the principal and interest on all MTN Debentures then outstanding under the MTN Indenture and other money payable thereunder to be due and payable.

Modification

The rights of the holders of MTN Debentures under the MTN Indenture may in certain circumstances be modified. For that purpose, among others, the MTN Indenture contains provisions making extraordinary resolutions binding upon all holders of MTN Debentures issued thereunder. “Extraordinary resolution” is defined, in effect, as a resolution passed at a meeting of such holders by the affirmative votes of the holders of at least 66 2/3% of the principal amount of MTN Debentures voted on the resolution at a meeting of holders at which a quorum, as specified in the MTN Indenture, is present or as one or more instruments in writing signed by the holders of at least 66 2/3% in principal amount of all outstanding MTN Debentures. In certain cases, modifications may require separate extraordinary resolutions of the holders of a specific series of MTN Debentures outstanding under the MTN Indenture.

Holders of at least 50% in principal amount of the outstanding MTN Debentures will constitute a quorum for a meeting of holders with respect to an Extraordinary Resolution. In the absence of a quorum, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting. Not less than five days’ notice shall be given of the time and place of such adjourned meeting. At the adjourned meeting, the holders of MTN Debentures present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called.

Certain changes can be made only with the consent of each holder of an outstanding series of MTN Debentures. In particular, each holder must consent to changes in the right of a holder of MTN Debentures to receive payment of the principal of and interest on such MTN Debentures, on or after the respective due dates expressed in such MTN Debentures, or to institute suit for the enforcement of any such payment on or after such respective dates.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Corporation, the MTN Debentures offered hereby, if issued on the date of this Prospectus Supplement, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan, a registered education savings plan or a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which any employer is Bell Canada or is an employer with whom Bell Canada does not deal at arm’s length for the purposes of the Tax Act) and tax-free savings accounts (“TFSA”). The MTN Debentures offered hereby, if issued on the date of this Prospectus Supplement, would not be a “prohibited investment” for a TFSA, RRSP and RRIF provided the holder of such TFSA or the annuitant of a RRSP or RRIF (as the case may be) (a) deals at arm’s length with Bell Canada for the purposes of the Tax Act and (b) does not have a “significant interest” (within the meaning of the Tax Act) in Bell Canada.

MATERIAL CANADIAN TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Corporation, the following summary is generally applicable to a holder who acquires, as beneficial owner, the MTN Debentures, including entitlement to all payments thereunder, pursuant to this Prospectus Supplement (a “Holder”) who, at all relevant times, for the purposes of the Tax Act deals at arm’s length with, and is not affiliated with, Bell Canada or the Guarantor and holds the MTN Debentures as capital property. Generally, the MTN Debentures will be capital property to a Holder provided the Holder does not hold the MTN Debentures in the course of carrying on a business of trading or dealing in securities and does not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” subject to the mark to market rules; (ii) an interest in which would be a “tax shelter investment”; (iii) who makes or has made a “functional currency” reporting election; or (iv) that enters into a “derivative forward agreement” with respect to the MTN Debentures (each as defined in the Tax Act). Such Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money to acquire the MTN Debentures.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Tax Proposals”) and our understanding of the administrative and assessing practices and policies published in writing by the Canada Revenue Agency prior to the date hereof. Except for the Tax Proposals, summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account other federal or provincial, territorial or foreign income tax considerations, which may vary from the Canadian federal income tax considerations described herein. There can be no assurance that the Tax Proposals will be enacted in the form proposed or at all.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

Canadian Resident Holders

This portion of the summary applies to a Holder who, for purposes of the Tax Act, at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”). Certain Canadian Holders who might not otherwise be considered to hold their MTN Debentures as capital property may, in certain circumstances, be entitled to have their MTN Debentures and all other “Canadian securities” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders considering making such an election should consult their own tax advisors regarding their particular circumstances.

Canadian Dollar Reporting. Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of MTN Debentures, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. Amounts denominated in any foreign currency generally must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the rules in the Tax Act.

Interest on MTN Debentures. A Canadian Holder of MTN Debentures that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest or amount that is considered for purposes of the Tax Act to be interest on the MTN Debentures that accrued or is deemed to have accrued to it to the end of the year or became receivable or was received by it before the end of the year, to the extent that the interest (or amount considered to be interest) was not included in computing its income for a preceding taxation year.

Any other Canadian Holder of a MTN Debentures, including individuals and trusts (other than a trust described in the previous paragraph), will generally be required to include in computing the Canadian Holder’s income for a taxation year any amount received or receivable (depending upon the method regularly followed by the Holder in computing income) by the Canadian Holder as interest or amount that is considered for purposes of the Tax Act to be interest in the year on the MTN Debentures, to the extent that such amount was not included in computing the Canadian Holder’s income for a preceding taxation year. As well, such Canadian Holder will be required to include in income for a taxation year, to the extent that such amount was not otherwise included in computing the Canadian Holder’s income for the year or any preceding taxation year, interest deemed to accrue to the Canadian Holder on each MTN Debentures that is an “investment contract” (as defined under the Tax Act) to the end of any “anniversary day” of such a MTN Debentures that occurs in that taxation year. “Anniversary day” of a MTN Debentures that is an “investment contract” for a Holder means the day that is one year after the day immediately preceding the date of issue of the MTN Debentures, the day that occurs at every successive one year interval from the aforementioned date and the day on which the Holder disposes of the MTN Debentures.

Interest will be deemed to accrue to a Canadian Holder in accordance with the rules applicable under the Tax Act and Regulations if a MTN Debentures is a “prescribed debt obligation” within the meaning of the Regulations. These rules require a Holder to accrue an amount of interest in accordance with detailed rules in the Regulations and having regard to the particular terms of the relevant MTN Debentures. Such rules are complex. Canadian Holders are urged to consult the particular Pricing Supplement in respect of any MTN Debentures which may be a “prescribed debt obligation” and to consult their own tax advisors.

In the event the MTN Debentures are issued at a discount from their face value, a Canadian Holder may be required to include an additional amount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which the discount is received or receivable by the Canadian Holder. Canadian Holders should consult their own tax advisors in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

In the event that a premium is paid to a Canadian Holder of MTN Debentures upon repayment of the principal of the MTN Debentures (including upon a redemption or a purchase for cancellation of a MTN Debentures (other than in the open market in the manner any such obligation would normally be purchased in the open market by any member of the public)) the fair market value of such premium will generally be deemed to be interest received at that time by such Canadian Holder if such premium is paid by Bell Canada because of the repayment by it to the Canadian Holder of MTN Debentures before their maturity and to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by Bell Canada on the MTN Debentures for its taxation years ending after that time.

Dispositions. On a disposition (including a deemed disposition) of a MTN Debentures, a Canadian Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest (including an amount considered to be interest) that has accrued on the MTN Debentures to the date of disposition to the extent that such amount has not otherwise been included in computing the Canadian Holder’s income for the year in which the disposition occurs or a preceding taxation year.

In general, on a disposition (including a deemed disposition) of MTN Debentures, a Canadian Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such MTN Debentures to the Canadian Holder immediately before the disposition or deemed disposition.

One-half of any capital gain realized by a Canadian Holder will be included in the Holder’s income as a “taxable capital gain” and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder must be deducted from taxable capital gains in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Additional Refundable Tax. A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to an additional refundable tax of 10 2/3% on certain “aggregate investment income” (as defined in the Tax Act) for the year, including amounts of interest and taxable capital gains.

Alternative Minimum Tax. Capital gains realized by a Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Non-Canadian Holders

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the Holder disposes of the MTN Debentures, (iii) does not use or hold, and is not deemed to use or hold, the MTN Debentures in a business carried on in Canada, (iv) is not a “specified shareholder” of Bell Canada (as defined in subsection 18(5) of the Tax Act) or a person who does not deal at arm’s length with such specified shareholder, (v) does not receive any payment of interest (including any amounts deemed to be interest) on the MTN Debentures in respect of a debt or other obligation to pay an amount to a person with whom Bell Canada does not deal at arm’s length, and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

Generally, a “specified shareholder” is a person that owns, has a right to acquire or is otherwise deemed to own, either alone or together with persons with whom such person does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of Bell Canada that either: (a) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (b) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of Bell Canada.

Amounts paid or credited, or deemed to be paid or credited, as, on account of or in lieu of payment of, or in satisfaction of, the principal of the MTN Debentures or premium, discount or interest on the MTN Debentures by Bell Canada to a Non-Resident Holder, including in respect of a redemption of the MTN Debentures, will be exempt from Canadian withholding tax unless all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (the “Participating Debt Interest”). The interest on Fixed Rate MTN Debentures which are not exchangeable or convertible into shares is not Participating Debt Interest and, as such, no Canadian withholding tax will apply on such MTN Debentures.

Generally, no other Canadian federal taxes on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Holder of the MTN Debentures in respect of the ownership or disposition of the MTN Debentures.

Depending upon the terms of any offering of MTN Debentures (for example if the MTN Debentures are exchangeable or convertible into shares, or if the interest rate of the MTN Debentures is floating) as set forth in an applicable Pricing Supplement, the Canadian federal income tax considerations applicable to a Holder of MTN Debentures may be different from those described above. Such considerations may be described more particularly when such MTN Debentures are offered (and then only to the extent material) in the Pricing Supplement related thereto. In the event the Canadian federal income tax considerations are described in such Pricing Supplement, the above description will be superseded by the description in the Pricing Supplement to the extent indicated therein.

MATERIAL UNITED STATES TAX CONSIDERATIONS

In the opinion of Sullivan & Cromwell, LLP, U.S. counsel to the Corporation, this section describes the material United States federal income tax consequences to a United States holder (as defined below) of the purchase, ownership and disposition of MTN Debentures. This section applies to holders of MTN Debentures that acquire such MTN Debentures in an initial offering at the initial offering price and hold the MTN Debentures as capital assets for tax purposes. This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a bank or other financial institution,

•	a person subject to the alternative minimum tax,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns MTN Debentures that are a hedge or that are hedged against interest rate or currency risks,

•	a person that purchases or sells the MTN Debentures as part of a wash-sale for U.S. federal income tax purposes,

•	a person that owns MTN Debentures as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with MTN Debentures that are denominated in Canadian dollars and that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning MTN Debentures that are due to mature more than 30 years from their date of issue will be discussed in the applicable Pricing Supplement. This section is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds the MTN Debentures, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the MTN Debentures should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the MTN Debentures.

A holder is a United States holder if it is a beneficial owner of an MTN Debenture and is for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Holders should consult their own tax advisors concerning the consequences of owning these MTN Debentures in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

Payments of Interest

A holder will be taxed on any interest on its MTN Debenture as ordinary income at the time the holder receives the interest or when it accrues, depending on the holder’s method of accounting for United States federal income tax purposes. Such interest is income from sources outside the United States and will, depending on the holder’s circumstances, be either “passive” or “general” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Cash Basis Taxpayers. A holder that uses the cash receipts and disbursements method of accounting for tax purposes must recognize income on the date of receipt of any interest payment equal to the U.S. dollar value of the interest payment, based on the spot rate of exchange in effect on the date of receipt, regardless of whether the holder actually converts the payment into U.S. dollars.

Accrual Basis Taxpayers. A holder that uses an accrual method of accounting for tax purposes may determine the amount of income that the holder recognizes with respect to an interest payment by using one of two methods. Under the first method, the holder would accrue interest income on the MTN Debentures in Canadian dollars and translate that amount into U.S. dollars at the average spot rate of exchange in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If a holder elects the second method, the holder would translate accrued interest income at the spot rate of exchange in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if the holder receives a payment of interest within five business days of the last day of the holder’s accrual period or taxable year, the holder may instead translate the interest accrued into U.S. dollars at the spot rate of exchange in effect on the day that the holder actually receives the interest payment. If the holder elects the second method, that method will apply to all debt instruments that the holder holds at the beginning of the first taxable year to which the election applies and to all debt instruments that the holder subsequently acquires. The holder may not revoke this election without the consent of the Internal Revenue Service (“IRS”).

When a holder actually receives an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of the holder’s MTN Debenture for which the holder accrued an amount of income, the holder will generally recognize U.S. source ordinary income or loss measured by the difference, if any, between the exchange rate that the holder used to accrue interest income and the spot rate of exchange in effect on the date of receipt, regardless of whether the holder actually converts the payment into U.S. dollars.

Original Issue Discount, Market Discount and Other MTN Debentures

The applicable Pricing Supplement will discuss the special United States federal income tax rules with respect to MTN Debentures that are subject to the rules governing original issue discount debt securities, market discount debt securities or contingent payment debt securities.

MTN Debentures Purchased at a Premium

A holder that purchases an MTN Debenture for an amount in excess of its principal amount may elect to treat the excess as an amortizable bond premium. If this election is made, a holder will reduce the amount required to be included in income each year with respect to interest on the MTN Debenture by the amount of amortizable bond premium allocable to that year, based on the MTN Debenture’s yield to maturity. A holder will compute amortizable bond premium in units of the Canadian dollar and such amortizable bond premium will reduce the holder’s interest income in units of the Canadian dollar. Gain or loss recognized that is attributable to changes in exchange rates between the time the amortized bond premium offsets interest income and the time of the acquisition of the MTN Debenture is generally taxable as ordinary income or loss. The election to amortize bond premium will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that a holder holds at the beginning of the first taxable year to which the election applies or that are thereafter acquired, and the holder may not revoke the election without the consent of the IRS.

Purchase, Sale and Retirement of the MTN Debentures

If a holder purchases an MTN Debenture with Canadian dollars, the holder’s tax basis in the MTN Debentures will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if the holder is a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the holder’s MTN Debenture is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of the holder’s tax basis in the MTN Debenture will be the U.S. dollar value of the purchase price on the settlement date of the purchase.

A holder will generally recognize gain or loss on the sale or retirement of an MTN Debenture equal to the difference between the amount the holder realizes on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and the holder’s tax basis in the MTN Debenture. If the MTN Debenture is sold or retired for an amount in Canadian dollars, the amount a holder realizes will be the U.S. dollar value of such amount on the date the MTN Debenture is disposed of or retired, except that in the case of an MTN Debenture that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the Canadian dollar on the settlement date of the sale.

A holder generally will recognize U.S. source capital gain or loss when the holder sells or retires the MTN Debenture, except to the extent attributable to changes in exchange rates as described below. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

A holder generally must treat any portion of the gain or loss that it recognizes on the sale or retirement of an MTN Debenture as U.S. source ordinary income or loss to the extent attributable to changes in exchange rates. However, the holder takes exchange gain or loss into account only to the extent of the total gain or loss realized on the transaction.

Exchange of Amounts in Canadian Dollars

A holder that receives Canadian dollars as interest on an MTN Debenture or on the sale or retirement of an MTN Debenture will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars on the date such interest is received or at the time of the sale or retirement. A purchaser of Canadian dollars generally will have a tax basis equal to the U.S. dollar value of the Canadian dollars on the date of the purchase. If a holder sells or disposes of Canadian dollars, including using the Canadian dollars to purchase MTN Debentures or exchanging the Canadian dollars for U.S. dollars, any gain or loss recognized generally will be U.S. source ordinary income or loss.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of MTN Debentures, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A holder that is a United States holder and an individual, estate or trust, is urged to consult its tax advisors regarding the applicability of the Medicare tax to income and gains in respect of an investment in the MTN Debentures.

Backup Withholding and Information Reporting

If a holder is a non-corporate United States holder, information reporting requirements, on IRS Form 1099, generally will apply to payments of principal and interest on an MTN Debenture within the United States, including payments made by wire transfer from outside the United States to an account maintained in the United States, and the payment of the proceeds from the sale of an MTN Debenture effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if the holder fails to comply with applicable certification requirements or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns.

Payment of the proceeds from the sale of an MTN Debenture effected at a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

A holder may generally obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by filing a refund claim with the IRS.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the MTN Debentures that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of MTN Debentures.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (including the MTN Debentures), (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the MTN Debentures.

LEGAL MATTERS

Certain legal matters relating to the offering of MTN Debentures will be passed upon by Mr. Michel Lalande, Senior Vice-President – General Counsel and Corporate Secretary of Bell Canada, Stikeman Elliott LLP and Sullivan & Cromwell LLP on behalf of the Corporation and on behalf of the Dealers by McCarthy Tétrault LLP and Shearman & Sterling LLP.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Sullivan & Cromwell LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation or the Guarantor.

Deloitte LLP, the Independent Registered Public Accounting Firm of the Corporation, reported on BCE’s annual audited consolidated financial statements for the year ended December 31, 2015 and on BCE’s internal control over financial reporting as of December 31, 2015, which reports are incorporated by reference herein. Deloitte LLP is independent within the meaning of the Code of Ethics of the Ordre des Comptables Professionnels Agréés du Québec.